                                                                    EXHIBIT 99.2


ASCENT ENTERTAINMENT GROUP, INC.
PRESS RELEASE


            TCI'S LIBERTY MEDIA AGREES TO INVEST IN ASCENT'S PEPSI CENTER
                                    ARENA PROJECT
              ASCENT STRIKES 7-YEAR TV RIGHTS DEAL WITH FOX SPORTS ROCKY
                          MOUNTAIN FOR NUGGETS AND AVALANCHE


FOR RELEASE:
Wednesday, August 13, 1997

Contact: Ascent Entertainment, Paul Jacobson  (303) 626-7060
         TCI, Lela Cocoros or Joann Dobbs  (303) 267-5273
         Liberty Media Corporation, Vivian Carr  (303) 721-5406
         Fox Sports Rocky Mountain, Susan Stallworth  (303) 267-7219

Denver, Colo. -- Ascent Entertainment Group, Inc. (NASDAQ:GOAL) Chairman and CEO Charlie Lyons, Tele-Communications, Inc. (TCI) President and Chief Operating Officer Leo J. Hindery, Jr. and Liberty Media Corporation (NASDAQ:LBTYA/LBTYB) (Liberty) President and CEO Robert Bennett announced today that TCI's wholly-owned subsidiary Liberty will invest $15 million in the Denver Arena Company, LLC, the Ascent entity that will build, own and operate the Pepsi Center arena project. The $15 million represents a significant portion of the equity that will be invested in the center.

Ascent and FOX Sports Rocky Mountain (FSR), a 50-50 partnership between Liberty and The News Corporation, also announced the signing of a seven-year regional television license agreement for Ascent's NBA Denver Nuggets and NHL Colorado Avalanche franchises.

At a Denver City Hall ceremony today at 11:00 a.m., Lyons and Denver Mayor Wellington Webb will formally sign a memorandum of understanding setting forth the terms for Ascent to build, own and operate the new Pepsi Center in Denver's Central Platte Valley near downtown. Hindery and Bennett will join Lyons and Webb at the signing ceremony.

Arena Investment
Liberty's investment will be in the Denver Arena Company, LLC, the business unit established by Ascent to develop, construct, own and operate the Pepsi Center. As an investor, TCI and Liberty will not be involved in the management or operation of the Pepsi Center or the Avalanche or Nuggets.

ASCENT - LIBERTY - FOX SPORTS
August 13, 1997 - Page 2


"Today Ascent is joining together with Denver's civic leadership and one of Denver's finest corporate citizens to make history for Denver sports fans," said Charlie Lyons, chairman and CEO of Ascent. "TCI and Liberty have recognized the value of Ascent's assets in choosing to make these long-term investments. This is a major contribution to the community and a solid endorsement of Ascent's business strategy."

"The local spirit and support around each home-town team is certainly alive and well in Denver, and it is something that TCI is proud to be a part of," said Hindery. "We are truly pleased that our involvement in the arena project will help ensure that the Avalanche and Nuggets will be part of the Denver community for many years to come. With this partnership, we will also be able to bring our customers in this region their local sports teams, taking advantage of this new, state-of-the-art arena and providing fans with both live and in-home sports enjoyment."

"We share a passion for sports with many of TCI's customers, and we look forward to continuing to bring the Colorado Avalanche and the Denver Nuggets directly to the homes in the Denver community and the entire Rocky Mountain region for many years to come," said Bennett. "This investment and our partnership with the Ascent organization will be a valuable addition to Liberty's portfolio."

Television Rights Agreement
The seven-year television rights agreement gives FSR exclusive over-the-air and cable television rights for 65 regular season games and all available playoff games for each of the Nuggets and Avalanche beginning with the 1997-1998 season and concluding with the 2003-2004 season.

FSR will determine the split between over-the-air and cable telecasts. It is FSR's intent to distribute games based on the historic pattern of Nuggets and Avalanche coverage consisting of cable and over-the-air broadcasts. Fans will receive the largest cable package ever of Nuggets-Avalanche games.

"We are pleased to be retaining both the Avalanche and Nuggets as part of FSR's programming and to be expanding our relationship with the teams to include producing games for broadcast distribution," said Bob Thompson, senior vice president of tights acquisitions and regional network operations for FOX Sports Net, the parent company of FSR.

ASCENT - LIBERTY - FOX SPORTS
August 13, 1997 - Page 3


"In the current highly competitive environment for sports franchise media rights, this agreement with FSR secures the certainty and significantly increases the value of those rights to Ascent and provides our franchises and company with increased financial flexibility," added Lyons. "Our fans will be treated as well to the superior production abilities of FOX."

FSR reaches more than 2.7 million cable and satellite subscribers in a seven state region including Colorado, Kansas, Nebraska, Wyoming, Montana, Idaho, Utah and parts of Nevada and New Mexico and is one of nine FOX Sports Net owned-and-operated regional sports networks, along with numerous affiliated systems across the country.

Both transactions are subject to the approvals of Ascent's Board of Directors and lenders and Liberty's Board of Directors.

Liberty is a wholly owned subsidiary of Tele-Communications, Inc., one of the nation's leading cable and tele-communications companies. In addition to its ownership interest in the FOX Sports Net regional sports networks, Liberty holds numerous other investments in globally branded entertainment, movie and electronic retailing networks such as Discovery Channel, BET, FX, QVC, Encore and STARZ! Liberty Media Group Series A and B Common Stock are series of Tele-Communications, Inc. Common Stock and are traded on the NASDAQ National Market under the symbols LBTYA and LBTYB, respectively.

Ascent Entertainment Group's principal business is providing pay-per-view entertainment and information services through its majority-owned On Command Corporation. In addition, Ascent is involved in other entertainment-related business including ownership and operation of the NBA Denver Nuggets and NHL Colorado Avalanche and Beacon Communications, a motion picture and television production company.


                                         ###
For a menu of Ascent Entertainment Group's news releases available by fax 24 hours (no charge) or to retrieve a specific release, please call 1-800-758-5804, ext. 152850, or access the address http://www.prnewswire.com on the Internet.